Exhibit 99.3

NICE Actimize Voted “Best Anti-Money Laundering Compliance
Solution Provider” for Sixth Consecutive Year in
2019 Waters Rankings

NICE Actimize’s Autonomous AML suite combines AI, machine learning, and domain expertise to better combat money-laundering

Hoboken, NJ, August 7, 2019 – NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in autonomous financial crime management announced today that for the sixth consecutive year it has been voted the “Best Anti-Money Laundering Compliance Solution Provider” in Waters Magazine’s 2019 Rankings competition, selected through an online voting process conducted by the publication. NICE Actimize was honored for its Autonomous Anti-Money Laundering suite of solutions.

“For the sixth year in a row, NICE Actimize was recognized by our readers as the top provider of anti-money-laundering solutions,” said Anthony Malakian, Editor-in-Chief of WatersTechnology Group. “Six in a row is a testament to their consistency and innovation.”

“We thank the readers of Waters, and our own customers, for demonstrating their continued support of our anti-money laundering technology and services,” said Craig Costigan, CEO, NICE Actimize. “We continue to make significant investments across our integrated AML suite, with a focus on further developing intelligent automation, machine learning and artificial intelligence-based solutions that function as enablers to enhance the quality and consistency of AML programs while reducing the cost of compliance.”

NICE Actimize’s Autonomous Anti-Money Laundering Solutions Suite consists of Suspicious Activity Monitoring, Customer Due Diligence, CTR Processing and Automation, and Watchlist Filtering, as well as the capability to address FATCA legislation. The suite also includes the “AML Essentials” SaaS solution,  targeting mid-sized financial institutions.

Additionally, the suite includes ActimizeWatch for AML, delivered by X-Sight. ActimizeWatch is a cloud-based managed analytics service that continuously monitors criminal typologies and AML model performance. With AML expertise and machine learning, ActimizeWatch proactively optimizes Actimize anti-money laundering models, when needed, with minimal impact to on-premises resources at a financial services organization.

The 2019 Waters Technology Rankings awards competition consisted of a total of 33 awards covering five categories, including: Trading Services; Trading Tools; Data Management; Compliance, Risk Management and the Back Office; and Infrastructure and Connectivity.

About Waters
Each month, Waters reports and analyzes the business reasons for and practical implementation of financial technology in the capital markets and securities industry. With more than 10,100 subscribers around the world, Waters' readers enjoy the insights of CIOs and CTOs from the global markets. The magazine also releases the electronic newsletter, WatersNews, each Tuesday to more than 14,000 industry professionals and it sponsors conferences in New York, London, and Singapore plus briefings and training courses in many of the world's financial centers. For more information, visit www.watersonline.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-551-256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.